AEA-Bridges Impact Corp.

PO BOX 1093, Boundary Hall

Cricket Square, Grand Cayman,

Cayman Islands KY1-1102

VIA EDGAR	June 10, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

Kevin Woody

Thomas Jones

Sergio Chinos

Re:	AEA-Bridges Impact Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 20, 2022

File No. 333-262573

Ladies and Gentlemen:

We, AEA-Bridges Impact Corp. (“ABIC”) and LiveWire Group, Inc. (“HoldCo”) (ABIC and HoldCo, collectively, the “Registrants”), set forth below the Registrants’ response to the letter, dated June 3, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 filed by the Registrants on May 20, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

In addition, the Registrants have revised the Registration Statement in response to the Staff’s comments and are submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrants’ responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4 filed May 20, 2022

General

Securities and Exchange Commission

June 10, 2022

1.

Staff comment: Please revise to discuss whether recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that, while inflationary pressures have impacted logistics and manufacturing costs, including the costs of raw materials and components, of LiveWire, they have not materially impacted the operations of LiveWire. LiveWire expects that year-over-year inflation rates for logistics and manufacturing costs, excluding raw materials and components, to stabilize in the second half of 2022, however, given the macro global factors influencing raw materials, LiveWire believes that raw materials and component cost inflation will continue for the remainder of 2022.

In addition, in response to the Staff’s comment, the Registrants have revised pages 55-58 and 253 of the Registration Statement accordingly.

Risk Factors, page 48

2.

Staff comment: We note your disclosure on page 56 about a disruption with any one manufacturer or supplier in your supply chain would have an adverse effect. Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have to expect to:

•	Suspend the production, purchase, sale or maintenance of certain items;

•	Experience higher costs due to constrained capacity or increased commodity process or challenges sourcing materials;

•	Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	Be unable to supply products at competitive prices or at all due to export restrictions, sanctions or the ongoing invasion; or

•	Be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that LiveWire has not been materially impacted by supply chain disruptions caused by Russia’s invasion of Ukraine, inflationary pressures or other macroeconomic impacts. LiveWire has experienced some disruption and increased costs related to global supply chain challenges in the first quarter of 2022, including semiconductor chip shortages.

Securities and Exchange Commission

June 10, 2022

While these disruptions have not been material to date, based on the most current information available, LiveWire now expects production to be constrained in the remaining quarters of 2022 due to supply disruption. As a result, we have revised the 2022 prospective financial information on page 147 to reflect our current volume, revenue and cost of goods sold estimates.

Additionally, as discussed on pages 55-56 of the Registration Statement, LiveWire has a plan in place to handle as disruption in the supply or shortage of materials, including lithium-ion battery cells and semiconductor chips.

The Registrants also acknowledge that Harley-Davidson, Inc. (“H-D”), LiveWire’s parent entity, announced on May 19, 2022 it would suspend all vehicle assembly and shipments (excluding LiveWire) for a two-week period. The decision, taken out of an abundance of caution, was based on information provided by a third-party supplier to H-D concerning a regulatory compliance matter relating to the supplier’s component part. As noted in the statement from H-D, this did not impact LiveWire and was made out of an abundance of caution. H-D has since reopened its vehicle assembly plants. The Registrants do not believe this incident had or will have a material impact on LiveWire going forward.

In addition, in response to the Staff’s comment, the Registrants have revised pages 55-58 and 253 of the Registration Statement accordingly.

3.

Staff comment: To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised page 68 of the Registration Statement accordingly.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 221

4.

Staff comment: We refer to the additional paid-in capital adjustment within your pro forma condensed combined balance sheet. Please revise your description of the adjustment to disclose the nature of this adjustment.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised page 223 of the Registration Statement accordingly. Additionally, the Registrants noted the adjustment tickmarks on the face of the pro forma condensed combined balance sheet were misaligned within the additional paid-in capital line item due to printer error and they have revised this misalignment on page 219 of the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com).

[Signature Page Follows]

Securities and Exchange Commission

June 10, 2022

Sincerely,

AEA-BRIDGES IMPACT CORP.

/s/ John Garcia
Name: John Garcia
Title: Chair and Co-Chief Executive Officer

LIVEWIRE GROUP, INC.

/s/ John Garcia
Name: John Garcia
Title: President, Secretary, Treasurer and Director

VIA EDGAR/

cc:	Christian O. Nagler, Esq. Wayne Williams, Esq. Kirkland & Ellis LLP Ryan J. Maierson, Esq. Jason Morelli, Esq. Latham & Watkins LLP